Exhibit 5

PARR BROWN
GEE & LOVELESS

January 29, 2016

The Board of Directors
ULURU Inc.
4452 Beltway Drive
Addison, Texas 75001

Re:
Form S-1 Registration Statement filed by ULURU Inc., a Nevada corporation (the “Company”) relating to the offer, by the selling stockholders listed therein, of 2,500,000 shares of common stock, $0.001 par value per share (the “Shares”)

Gentlemen:

We refer you to the Company’s Registration on Form S-1 to which this opinion is an Exhibit (the “Registration Statement”) to be filed on or about the date hereof under the Securities Act of 1933, as amended, for the registration of the Shares.

In connection with this opinion letter, we have examined and relied upon copies of the following documents, together with such other documents as we deemed necessary or advisable to render the opinions herein expressed: (i) the articles of incorporation and bylaws of the Company as are currently in effect; (ii) a certificate of the Company as to certain factual matters, including adoption of certain resolutions of the board of directors; (iii) certificates and reports of various state authorities and public officials; (iv) the License Purchase and Termination Agreement dated as of December 24, 2015 (the “Purchase Agreement”) among the Company on the one hand and IPMD GmbH and Altrazeal Trading GmbH (the “Investors”) on the other hand; and (v) such other instruments and documents as we have deemed appropriate as a basis for the opinions hereinafter expressed.

In our examinations we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, and the conformity to original documents and completeness of all documents submitted to us as certified or photostatic, facsimile or electronic copies and the authenticity of the originals of such certified or copied documents. We have further assumed that any Shares issued under the Purchase Agreement have been made pursuant to the Purchase Agreement in full accordance with the terms and conditions of the Purchase Agreement.  As to certain matters expressed herein, we have relied upon and assumed the accuracy and completion of certificates and reports of various state authorities and public officials and of the Company.

In rendering our opinions hereinafter stated, we have relied on the applicable laws of the State of Nevada, as those laws presently exist and as they have been applied and interpreted by courts having jurisdiction within the State of Nevada.  We express no opinion as to the laws of any other jurisdiction.

Based upon the foregoing and in reliance thereon and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that the Shares have been duly authorized and are validly issued, fully paid and nonassessable.

This opinion letter speaks as of its date.  We disclaim any express or implied undertaking or obligation to advise of any subsequent change of law or fact (even though the change may affect the legal analysis or a legal conclusion in this opinion letter).  This opinion letter is limited to the matters set forth herein, and no opinion may be inferred or implied beyond the matters expressly stated herein.  We consent to the filing of this opinion letter as an exhibit to the Registration Statement.

Very truly yours,

/s/ Parr Brown Gee & Loveless

PARR BROWN GEE & LOVELESS, PC

Parr Brown Gee & Loveless, A Professional Corporation
185 South Street, Suite 800, Salt Lake City, Utah 84111
T   (801) 532-7840 ● F   (801) 532-7750 ● www.parrbrown.com